Exhibit 99.1

Renren Announces Changes to Board of Directors

BEIJING, China, December 31, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real name social networking internet platform in China, today announced the resignation of Mr. Matthew Nimetz and Mr. Katsumasa Niki as directors of the Company, effective  December 31, 2015. The board of directors of the Company (the “Board”) is in the process of evaluating candidates for a new independent director of the Company.

"On behalf of the Board, we would like to thank Mr. Nimetz and Mr. Niki for their valuable contributions to Renren over these years,” said Renren’s Chairman and Chief Executive Officer, Mr. Joseph Chen.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photo, play online games. Our internet finance business include primarily consumer financing and auto financing. Renren.com and renren mobile application had approximately 228 million activated users as of September 30, 2015.

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com